

August 3, 2009

L. Leon Patterson
Chairman and Chief Executive Officer
Palmetto Bancshares, Inc.
306 East North Street
Greenville, SC 29601

> **Re: Palmetto Bancshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 23, 2009**
> **File No. 000-26016**

Dear Mr. Patterson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note that you have not included Appendices D, E, F and G. Please include them with your next amendment. In addition, information that is included in an appendix is not incorporated by reference to the proxy statement. Please remove references to

incorporation by reference from your filing.

Purpose of the Preferred Stock Amendment, page 6

2.   Please describe the material terms of your application to participate in the Capital
      Assistance Program including, but not limited to, the amount you have applied for. In
      addition, please include a discussion of the Capital Assistance Program as it exists for
      "public" companies.

3.   Please describe how you intend to use any proceeds you may receive in the Capital
      Assistance Program.

4.   Discuss any material effect on your liquidity, capital resources or results of operations if
      the proposal is approved and the Treasury Department denies your application.

Effect of the Proposed Preferred Stock Amendment, page 7

5.   Please discuss how your participation in the Capital Assistance Program may dilute the
      interests of your common shareholders. Generally discuss dilution associated with the
      issuance of warrants and convertible preferred stock.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney